Yingli Green Energy Holding Co., Ltd.

英利绿色能源控股有限公司

3399 North Chaoyang Avenue

Baoding 071051, China

中国保定国家高新区朝阳北大街3399号（071051）

T +86 312 8929700

F +86 312 8929800

yingli@yinglisolar.com

www.yinglisolar.com

YINGLISOLAR.COM NYSE:YGE

December 20, 2013

VIA EDGAR

Martin James, Senior Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Tara Harkins, Staff Accountant
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Yingli Green Energy Holding Company Limited Form 20-F for the Year Ended December 31, 2012 Filed April 23, 2013 File No. 001-33469

Dear Mr. James, Ms. Tillan and Ms. Harkins:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 13, 2013 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”) of Yingli Green Energy Holding Company Limited (the “Company”).

We set forth below our response to the comment contained in the Staff’s letter.  For your convenience, we have reproduced the Staff’s comment in italicized boldface type below and keyed our response accordingly.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 18. Financial Statements

Note 17. Accrual for Loss on Inventory Purchase Commitments, page F-38

1.                                      Further to your response to prior comment 1 related to your accounting for the loss during fiscal 2012, please explain to us in more detail the basis for the accrual of RMB851,694 as of December 31, 2012 under FASB ASC 450-20 and how you measured the amount of the accrual required.

In preparing its consolidated financial statements for fiscal 2012, the Company accounted for the potential financial exposure under the long-term polysilicon supply contracts in accordance with the requirements of ASC 450-20, Loss Contingencies. In assessing the probability of the incurrence of a loss under its long-term polysilicon supply contracts, notwithstanding the various price concessions  obtained during fiscal 2012 which allowed the Company to purchase polysilicon at renegotiated prices that were significantly lower than the stated contract prices under those contracts,  the management considered an unfavorable outcome to be probable for purposes of assessing the loss contingencies under ASC 450-20 based on the following factors:

1.                                      Despite its attempt to renegotiate and effect an overall amendment to each supply long-term contract to eliminate the fixed price arrangements, the Company was only able to execute amendments for current purchases on a quarterly or monthly basis. Given the long-term nature of the supply contracts and the volatilities in polysilicon prices, the Company expected that it would continue to negotiate with the vendors periodically for future price concessions.

2.                                      Any future price concessions would be subject to the mutual agreements between the Company and the relevant vendors which, despite management’s expectation that future price concessions would be granted absent unforeseen circumstances, would not be within the sole control of the Company.  Given the high degree of uncertainties inherent in future negotiations, it was probable that the Company could incur losses from future purchases in the event that the renegotiated price would be significantly higher than the then market price of polysilicon.

To ascertain whether the loss was reasonably estimable and to estimate the amount of loss accrual with respect to these long-term supply contracts, the Company adopted a methodology similar to that used in determining the loss provision in fiscal 2011 under ASC 330-10, which measured the amount of loss on firm purchase commitments by applying the principle of lower of cost or market (“LCM”) evaluation with respect to inventory.  However, for the purpose of determining the loss accrual under ASC 450-20, instead of using the stated contract prices (as required under ASC 330-10) as a key assumption in the LCM evaluation, management made its best estimates of future purchase prices over the remaining terms of the contracts and applied such estimated purchase prices in the LCM model.  It should be noted that the LCM model was used solely for the purpose of estimating the potential losses in future periods in the event that the Company would purchase the polysilicon at unfavorable prices (as compared with market prices), rather than for the purpose of remeasuring the required inventory provision for firm purchase commitments under ASC 330-10. Management considered that the approach adopted in fiscal 2012 was consistent with the assertion and expectation that the Company would be able to purchase at reduced, renegotiated prices for the remaining duration of the contracts, as the Company could still incur losses in the event that the renegotiated prices would be unfavorable with reference to the then market prices.

In estimating the renegotiated purchase prices, the Company considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods.

In addition to the estimated renegotiated purchase price, certain other key assumptions were use in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts; and (2) the normal profit margin of the PV modules for purposes of estimating the replacement cost (i.e., market) under the LCM model. In accordance with ASC 450-20, the Company did not take into consideration the discounting of the resultant accrual.

The results of management’s assessment described above indicated that the RMB852 million of loss accrual as of December 31, 2012, which was initially recognized from the reclassification of the accrual for loss on firm purchase commitment under the long-term supply contracts, was an adequate and not excessive amount of the estimated loss, and management considered such amount to be its best estimate of the ASC 450-20 loss accrual as of December 31, 2012 in all material respects.

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Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (312) 8929-723.

Sincerely,

/s/ Yiyu Wang
Yiyu Wang
Chief Financial Officer

cc:	Leiming Chen, Esq.
Simpson Thacher & Bartlett LLP

Francis Duan
KPMG